[KLG SEATTLE LETTERHEAD]

October 7, 2022

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street N.E. Washington, D.C. 20549

Attn: Jennifer Monick

Re:	Bellevue Life Sciences Acquisition Corp.

Amended Registration Statement on Form S-1

Submitted May 13, 2022

File No. 333-264597

Dear Ms. Monick:

On behalf of Bellevue Life Sciences Acquisition Corp. (the “Company”), we submit this letter providing a response to the comments raised orally by the Staff of the Securities and Exchange Commission (the “Staff”) to our legal counsel on May 16, 2022 with respect to the Company’s Amended Registration Statement on Form S-1 (File No. 333-264597) (the “Registration Statement”). Simultaneously with the filing of this letter, the Company is submitting by EDGAR Amendment No. 3 to the Registration Statement (the “Amendment”) that includes responsive changes to the Staff’s comments as noted below. The bold type below is the Staff’s comments as communicated by our counsel and the regular type constitutes the Company’s responses thereto.

1.

Please reconcile the amount per share to be placed in the trust. The prospectus cover page reflects $10.10 per share. However, in at least one spot elsewhere in the prospectus reflects $10.00 per share.

This will confirm that the deal terms have changed and the Amendment now reflects that $10.20 per share will be deposited in trust. The disclosure throughout the Amendment has been accordingly adjusted.

2.

We note the disclosure on page 16 regarding the repayment of a promissory note of $3,400,000 between your sponsor and BCM Europe (the “BCM Europe Note”) which promissory note is convertible at the election of either your sponsor or BCM Europe into 680,000 founder shares on or after the commencement of this offering. In accordance with Item 403 of Regulation S-K, please add BCM Europe as a beneficial owner to the principal stockholder table.

This will confirm that BCM Europe has been added to the Principal Stockholder table reflecting their beneficial ownership of all of the shares of Common Stock issuable upon conversion of the BCM Europe Note. Please see page 131 in the Amendment.

3.

We note the disclosure throughout the document that the amount of the private placement proceeds and the treatment of the sponsor loans evidenced by existing promissory notes at the closing of the Offering are not clearly described. Please revise the document to reflect describe the treatment of the principal amount of promissory notes held by the Sponsor used to pay offering expenses and the amount of cash proceeds that will be invested by the Sponsor in the private placement upon closing of the Offering.

This will confirm the disclosure has been clarified to state that aggregate amount of the notes held by the Sponsor evidencing the loans made by the Sponsor to the Company to pay offering expenses has been revised to reflect in the aggregate principal amount of such loans is $900,000 and that these notes will all be settled and cancelled converted into simultaneously with the issuance and sale of the placement units simultaneously with upon the closing of the IPO.

4.

With reference to the legality opinion filed as Exhibit 5 to the Registration Statement, please remove the assumption “that, on the date of exercise of the Public Warrants, the Company will have sufficient authorized and unissued shares of its Common Stock issuable upon the exercise of such Public Warrants to provide for the issuance of the Warrant Shares issuable thereunder,” as this assumption is overly broad and assumes material facts underlying the opinion. For guidance, see Staff Legal Bulletin 19.II.b.3(a).

This will confirm we have included a form of the legality opinion as Exhibit 5 to the Amendment that omits the assumption to which the Staff had objected.

We appreciate your time and responsiveness to the Company’s filing. We hope that these responses adequately satisfy the Staff’s comments and concerns. Should you have any questions, please call me at (206) 370-7809.

Very truly yours,

/s/ Gary J. Kocher

cc:	Kuk Hyoun Hwang, Chief Executive Officer